UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

LEVIATHAN MINERALS GROUP INCORPORATED
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Securities)

_____________________________
(CUSIP Number)

Dennis Nguyen
c/o New Asia Partners, LLC
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402
(612) 279-2030
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 13, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 27-2394850 New Asia Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 1,145,778*
8. Shared Voting Power N/A
9. Sole Dispositive Power 1,145,778*
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,778*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.49%
14. Type of Reporting Person (See Instructions) OO (limited liability company)

*This amount represents shares of common stock, par value $0.0001 per share (the “Common Stock”) owned of record by New Asia Partners China II, LLC (“NAP II”) and beneficially by New Asia Partners, LLC.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 27-2510853 Newport Capital, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A
8. Shared Voting Power 1,145,778*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 1,145,778*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,778*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.49%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)
*This amount represents shares of Common Stock owned of record by NAP II and beneficially by Newport Capital, LLC.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Dennis Nguyen
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A
8. Shared Voting Power 1,145,778*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 1,145,778*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,778*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.49%
14. Type of Reporting Person (See Instructions) IN
*This amount represents shares of Common Stock owned of record by NAP II and beneficially by Newport Capital, LLC.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 27-1689694 Wildwood Capital LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A
8. Shared Voting Power 1,145,778*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 1,145,778*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,778*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.49%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)
*This amount represents shares of Common Stock owned of record by NAP II and beneficially by Wildwood Capital LLC.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Todd Vollmers
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A
8. Shared Voting Power 1,145,778*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 1,145,778*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,778
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.49%
14. Type of Reporting Person (See Instructions) IN
*This amount represents shares of Common Stock owned of record by NAP II and beneficially by Wildwood Capital LLC.

EXPLANATION

This Amendment No. 2 on Schedule 13D/A (this “Amendment”) is filed on behalf of New Asia Partners, LLC (“NAP”), Newport Capital, LLC ("Newport Capital"), Dennis Nguyen, Wildwood Capital LLC ("Wildwood Capital") and Todd Vollmers and amends that certain Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on March 10, 2011 as amended by Amendment No. 1 filed on August 31, 2011 (the "Original Filing") relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Leviathan Minerals Group Incorporated (the “Company” or the “Issuer”).  This Amendment No. 2 is being filed to report a material change in the facts set forth in Items three, four and five of the Schedule 13D/A.

Items 3, 4 and 5 of the Original Filing are hereby amended and restated as follows.

Item 3.            Source and Amount of Funds or Other Consideration

On September 13, 2011, NAP transferred 220,000 shares of Common Stock and warrants to purchase an aggregate of 100,000 shares of Common Stock to Wyncrest Capital, Inc. for certain consulting and advisory services rendered to NAP. Additionally, on September 13, 2011, NAP transferred by gift an aggregate of 594,321 shares of Common Stock and warrants to purchase an aggregate of 551,457 shares of Common Stock of the Issuer to New Asia Partners China II, LLC ("NAP II"), a wholly owned subsidiary of NAP.

Item 4.            Purpose of Transaction

The Reporting Persons disposed of the securities of the Issuer as set forth in Item 3 above, which is incorporated by reference herein.

Item 5.            Interest in Securities of the Issuer

As a result of the transactions contemplated herein, NAP II owns of record 594,321 shares of the Common Stock of the Issuer and warrants to purchase 551,457 shares of Common Stock of the Issuer, representing approximately 6.49% of the outstanding Common Stock of the Company (as determined by the number of shares of Common Stock reported issued and outstanding on the Company’s Form 8-K filed on August 26, 2011).  NAP II is the wholly owned subsidiary of NAP.  Newport Capital owns 90% of the outstanding membership interests of NAP and Mr. Nguyen owns 100% of the outstanding membership interests of Newport Capital and therefore may be deemed to beneficially own up to 90% of the shares of Common Stock owned of record by NAP. Wildwood Capital owns 10% of the outstanding membership interests of NAP and Mr. Vollmers owns 100% of the outstanding membership interests of Wildwood Capital and may be deemed to beneficially own up to 10% of the Common Stock owned of record by NAP.  Mr. Vollmers and Mr. Nguyen share voting and dispositive control over the securities of the Issuer owned of record by NAP II and beneficially by NAP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW ASIA PARTNERS LLC

Date: September 30, 2011	By:	/s/ Dennis Nguyen
Dennis Nguyen, Chairman

NEWPORT CAPITAL LLC

	By:	/s/ Dennis Nguyen
Dennis Nguyen, Chief Manager

/s/ Dennis Nguyen
Dennis Nguyen

WILDWOOD CAPITAL LLC
	By:	/s/ Todd Vollmers
Todd Vollmers, Manager

/s/ Todd Vollmers
Todd Vollmers